Exhibit (a)(5)(xii)

Dear Valeant and Salix Colleagues:

As Day 1 of our new combined company rapidly approaches, I would like to announce our executive leadership structure for Salix post-close. I would first like to thank all of you who are working tirelessly and professionally to bring our two companies together — planning our integration, raising the financing, meeting regulatory requirements, and on the many other tasks that have been added to your normal workload. Your hard work will ensure our two companies start out in a successful manner, and I truly appreciate it.

I am pleased to announce that Bill Bertrand has agreed to stay on with Salix in the capacity of Senior Vice President and General Manager, contingent upon the close of our acquisition. In Valeant’s decentralized business model, the General Manager role is critical for ensuring our businesses are well positioned to lead the organization both internally and with key stakeholders, to maximize the value of our assets and to position our businesses for continued growth and success. Bill joined Salix in July 2013 as Senior Vice President, General Counsel and Corporate Secretary, bringing more than 16 years of pharmaceutical experience and 24 years of legal experience. Bill is currently Acting Chief Operating Officer and has served as the integration lead for Salix. He has had responsibility for legal, compliance, business development, information technology, corporate affairs (internal and external communications), government relations and regulatory affairs in previous roles.

I am also delighted to announce that John Temperato has agreed to take on the role of Vice President and Head of Sales for all of Salix reporting to Bill Bertrand. In this role John will be asked to work through the integration and prepare for what we hope will be the biggest indication launch in Salix’s history. John will shape the commercial approach across all of Salix’s products, and his leadership will be critical as we continue to build upon Salix’s unmatched reputation in the gastrointestinal market. John has over 20 years of industry experience across all commercial functions, the last 10 of which have been with Salix as part of the team responsible for growing revenue from $119mm in 2004 to over $1.4bb in 2014. John has led a number of field forces over his career and has a proven track record of success. He also has experience in other commercial functions including managed markets and marketing, and his relationships are deep among gastrointestinal key opinion leaders.

Finally, I am pleased to announce that Tom Hadley, who spearheaded our wildly successful Jublia launch for the dermatology team, has agreed to take on the role of Vice President and Head of Marketing for Salix reporting to Bill Bertrand. Tom joined Valeant in 2013 and has over 25 years of marketing experience. He has led multiple launches and direct-to-consumer campaigns including Jublia, NuvaRing, and EpiPen. He was most recently named one of the top 25 DTC marketers of the year for his work on Jublia. Tom will be based in Raleigh, N.C. along with John and Bill.

Please join me in congratulating Bill, John and Tom on their new positions. I am confident that Salix will be on the right track under their leadership.

Best regards,

/s/ J. Michael Pearson

Mike

Additional Information

The tender offer by Sun Merger Sub, Inc., a wholly owned subsidiary of Valeant Pharmaceuticals International, which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. (collectively “Valeant”) to acquire all outstanding shares of common stock of Salix Pharmaceuticals, Ltd. (“Salix”) at a price of $173.00 per share in cash, without interest and less any required withholding taxes, is scheduled to expire at 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 p.m. Eastern time, on March 31, 2015), unless the tender offer is extended pursuant to and in accordance with the terms of the merger agreement governing such offer and the related transactions. If all of the conditions to the tender offer have not been satisfied by April 8, 2015, the offer price will drop to $158.00 per share.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Salix. Valeant filed a Tender Offer Statement on Schedule TO with the U.S. Securities Exchange Commission (“SEC”) on March 4, 2015. Salix filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer on March 6, 2015. Stockholders of Salix are urged to read the tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, in each case as amended (to the extent applicable), because they contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, have been made available to all stockholders of Salix at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement are available to all stockholders of Salix free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents that Valeant files with the SEC are and will be made available to all stockholders of Salix free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Salix with the SEC are, and will be, made available to all stockholders of Salix free of charge at www.salix.com.